UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                            (Amendment No. __)*

                                 LNH REIT, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    502115108
                                 (CUSIP Number)

  c/o Gideon King, Loeb Partners Corporation, 61 Broadway, New York, NY 10006 (212)483-7023 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                  April 22, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |

     Check the following box if a fee is being paid with the statement |x|. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No 502115108 Page 2

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Partners Corporation - I.D. #13-3114801

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF    7  SOLE VOTING POWER
SHARES             4,087 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           6,784 Shares
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          4,087 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               6,784 Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,871 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .5%

14 TYPE OF REPORTING PERSON*
         CO  BD
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
CUSIP No 502115108                              Page 3

1 NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Loeb Arbitrage Fund - I.D. #13-3269989

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
         WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF    7  SOLE VOTING POWER
SHARES             99,429 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           ---
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          99,429 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               ---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         99,429 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5%

14 TYPE OF REPORTING PERSON*
         PN  BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1. SECURITY AND ISSUER

     This statement related to the Common Stock ("Common Stock") of LNH REIT, Inc., 300 One Jackson Place, 188 East Capital Street, Jackson, MS 39201-2195. J.H. Daughdrill, III is the Chairman.


 ITEM 2. IDENTITY AND BACKGROUND.

     Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, N.Y., 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc. ("LAM"), a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President.

     Loeb Partners Corporation ("LPC"), 61 Broadway, New York, N.Y., 10006, is a Delaware corporation. It is a registered broker-dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. John L. Loeb and Henry A. Loeb are Vice Chairmen and directors of LPC. Irwin D. Rowe is an Executive Vice President and also a director of LPC. John L. Loeb and Henry A. Loeb are uncles of Thomas L. Kempner.

     Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, N.Y., 10006, is the sole stockholder of Loeb Arbitrage Management, Inc., and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Messrs. John L. Loeb, Henry A. Loeb and Irwin D. Rowe are also directors of LHC, as are Robert Krones, Andrew J. McLaughlin, Jr. and Edward E. Matthews. Mr. Matthews' address is 70 Pine Street, New York, N.Y., 10270. The business address of the other individuals is 61 Broadway, New York, N.Y., 10006.

     All of the individuals named are United States Citizens. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Shares of the Common Stock were acquired by LAF and LPC in margin accounts maintained with Bear Stearns Securities Corp.

ITEM 4.  PURPOSE OF TRANSACTION

     LAF and LPC have acquired shares of Common Stock for arbitrage and investment purposes. LAF and LPC reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The persons reporting hereby own the following shares of Common Stock as of April 22, 1996:

                               Shares of Common Stock

Loeb Arbitrage Fund                    99,429
Loeb Partners Corporation              10,871*
    Total                             110,330

     This constitutes 5.02% of the 2,200,000 shares of Common Stock as of April 22, 1996.


 -----------

     *Including 4,384 and 2,400 shares, respectively, held for the accounts of two customers of Loeb Partners Corporation, as to which it has investment discretion.

     (b) See paragraph (a) above.

     (c) The following purchases of Common Stock have been made since February 26, 1996:

                                                 PURCHASES OF COMMON STOCK
HOLDER                              DATE           SHARES     AVERAGE PRICE

Loeb Arbitrage Fund                 2/26/96        53,376        $7.77
                                    4/22/96         9,474         7.89

HOLDER                              DATE           SHARES     AVERAGE PRICE

Loeb Partners Corporation*          2/26/96         2,224        $7.77
                                    4/22/96            50         7.89
- ----------
* Including transactions for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

     All the reported transactions were effected on the New York Stock
Exchange.

                  (d) and (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  None.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true and correct.



April 26, 1996                                 Loeb Arbitrage Fund
                                         By:Loeb Arbitrage Management, Inc.


                                         By: /s/ Gideon J. King
                                                 Gideon J. King, Vice President

April 26, 1996                                 Loeb Partners Corporation

                                         By: /s/ Gideon J. King
                                                 Gideon J. King, Vice President